press release

ArcelorMittal acquires ThyssenKrupp Steel USA with Nippon Steel & Sumitomo Metal Corporation for US$1,550 million

Luxembourg, Friday 29 November 2013 - ArcelorMittal today announces that it has entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire 100% of ThyssenKrupp Steel USA (“TK Steel USA”) from ThyssenKrupp for an agreed price of US$1,550 million.

TK Steel USA is a steel processing plant situated in Calvert, Alabama, with a total capacity of 5.3 million tonnes including hot rolling, cold rolling, coating and finishing lines.

The transaction – which is expected to deliver US$60 million of annual synergies – will be financed through a combination of equity and debt at the joint venture level.

The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years at more favourable terms to the JV, compared with the initial time period.

The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be responsible for marketing the product on behalf of the JV. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the JV.

The automotive market is an identified franchise business for ArcelorMittal and the Calvert facility will complement ArcelorMittal’s existing auto business in the United States. The company’s current facilities for the auto segment in the US are at high levels of capacity utilisation and the NAFTA automotive market is expected to show an increase in vehicle production of approximately 15% over the next decade.

This acquisition will also strengthen ArcelorMittal’s position in supplying the NAFTA energy industry, which is expected to demonstrate growing demand for energy pipe & tube products due to increases in oil and natural gas exploration and production.

ArcelorMittal and NSSMC have a proven track record of successful collaboration for the auto industry in North America through the I/N Tek and Kote joint ventures, which were established in 1987 and are located in New Carlisle, Indiana.

Commenting, Mr Lakshmi N. Mittal, chairman and CEO of ArcelorMittal, said: “This is an important strategic acquisition for ArcelorMittal. The Calvert plant is the most modern finishing facility in the world. It ideally complements our existing operations in the United States and the Americas, and will improve our ability to supply customers in the automotive and other markets in the Southern United States, where we do not have comparable facilities today. We have worked successfully with NSSMC in other joint ventures in the US for years and look forward to extending the collaboration.”

The transaction is subject to regulatory approvals in certain markets.

Press conference call

Please note, there will be a press call at 1300GMT on Sunday 1 December, hosted by Mr Lakshmi Mittal, chairman and CEO of ArcelorMittal.

The dial-in numbers are as follows:

From United Kingdom	Toll free: 08001693059	or national access: +44 2079700006
From USA	Toll free:18008146417	or national access: + 1 2155991757
From France	Toll free: 0800917772	or national access: +33 170707578
From Germany	Toll free: 08009646526	or national access: +49 6940359700
From Spain	Toll free: 900994921	or national access: +34 914140992
From Luxembourg	Toll free: 80024686	or national access: +352 24871048
From Brazil	Toll free: 0800 891 4821	or national access: +55 2127306901
From India	Toll free: 000 800 100 7028

Participant access code: 107444#

The conference call will include a brief question and answer session, and a simultaneous presentation will be available at http://interface.eviscomedia.com/player/1058/index.en.html

Analyst conference call

There will be a conference call for members of the investment community at 1430GMT on Monday 2 December, hosted by ArcelorMittal senior management.

The dial-in numbers are as follows:

From United Kingdom	Toll free: 08001693059	or national access: +44 2079700006
From USA	Toll free:18008146417	or national access: + 1 2155991757
From France	Toll free: 0800917772	or national access: +33 170707578
From Germany	Toll free: 08009646526	or national access: +49 6940359700
From Spain	Toll free: 900994921	or national access: +34 914140992
From Luxembourg	Toll free: 80024686	or national access: +352 24871048
From Brazil	Toll free: 0800 891 4821	or national access: +55 2127306901
From India	Toll free: 000 800 100 7028

Participant access code: 871507#

The conference call will include a brief question and answer session and a simultaneous presentation. Details will be available on Monday 2 December at corporate.arcelormittal.com/investors.

Forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.